Helmerich & Payne, Inc.

1437 South Boulder Avenue, Suite 1400

Tulsa, Oklahoma 74119

(918) 742-5531

VIA EDGAR

May 2, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-3561

Re:	Helmerich & Payne, Inc.
Registration Statement on Form S-4 (File No. 333-262314)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-referenced Registration Statement on Form S-4 (File No. 333-262314) of Helmerich & Payne, Inc. so that it may become effective at 2:00 p.m., Eastern Time, on May 4, 2022, or as soon as possible thereafter.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Hillary H. Holmes at Gibson, Dunn & Crutcher LLP, our external counsel, at (346) 718-6602.

Sincerely,

HELMERICH & PAYNE, INC.

/s/ Debra R. Stockton
Debra R. Stockton
Vice President and General Counsel

cc:	Hillary H. Holmes, Gibson, Dunn & Crutcher LLP